FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

September 4, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

For Immediate Release: NR 08-21

DRILLING CONTINUES TO EXPAND THE HIGH GRADE ESCONDIDA SYSTEM AT CERRO MORO

Vancouver, B.C., September 4, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB – “Exeter” or the “Company”) reports that diamond drilling continues to significantly expand the high grade Escondida vein system at its Cerro Moro project in Santa Cruz Province, Argentina.

Silver results for previously reported diamond drill hole, MD373, which is located approximately 400 metres (“m”) (1,312 feet (“ft”)) southeast of a previously known high grade gold-silver mineralization, follow. In addition, new down hole assay results for MD373 returned grades greater than 1 gram per tonne (“g/t”) gold increasing the previously reported length of the intersection of 3.55 m to 5.55 m and includes the following significant results:

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5.55 m (18.2 ft) at a grade of 302.4 grams per tonne (“g/t”) gold (8.8 oz/ton) and 6,623 g/t silver (192.1 oz/ton), for a gold equivalent grade* of 412.7 g/t (12.0 oz/ton), from a down hole depth of 150.45 m (493.6 ft), including

•	1.20 m (3.9 ft) at a grade of 841.4 g/t gold (24.4 oz/ton) and 13,317 g/t silver (386.2 oz/ton), for a gold equivalent grade* of 1,063 g/t (30.8 oz/ton), from a down hole depth of 150.75 m (494.6 ft).

The bonanza intersection quoted above most likely represents a hangingwall splay of the main Escondida structure, which in turn has returned anomalous gold and silver values further down the hole as follows:

•	1.10 m (3.6 ft) at a grade of 9.2 g/t gold (0.3 oz/ton) and 15.8 g/t silver (0.5 oz/ton), for a gold equivalent grade* of 9.5 g/t (0.3 oz/ton), from a down hole depth of 172.00 m (564.3 ft).

Significant results from new diamond drill holes MD270 and MD311, which have extended mineralization at depth at the Escondida Central zone, include the following:

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1.60 m (5.2 ft) at a grade of 19.7 g/t gold (0.6 oz/ton) and 2,046 g/t silver (59.3 oz/ton), for a gold equivalent grade* of 53.8 g/t (1.6 oz/ton), from a down hole depth of 90.15 m (295.8 ft), in hole MD311; and

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0.36 m (1.2 ft) at a grade of 34.8 g/t gold (1.0 oz/ton) and 1,305 g/t silver (37.8 oz/ton), for a gold equivalent grade* of 56.5 g/t (1.6 oz/ton), from a down hole depth of 251.67 m (825.7 ft), in hole MD270.

*

Note: Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery. All intervals calculated at a 1.0 g/t gold cut-off.

Exeter’s Chief Operating Officer, Paul Cholakos, commented: “Results from MD270 are significant in that they have demonstrated that significant gold and silver grades exist at a depth of approximately 140 m (459 ft) below previous known mineralization.

“MD373, where 50 m by 50 m (164 ft by 164 ft) step-back and step-out drilling is currently in progress, has opened up the eastern two kilometres (1.24 miles) of the Escondida vein which is thought to have potential similar to that of the western two kilometres (1.24 miles) where results from MD270 and MD311 indicate excellent grades extending to depth.

“We believe that the structural setting at Escondida has a significant impact on the positioning of bonanza high grade gold-silver zones along the four kilometre Escondida vein and an expert structural geologist has been contracted to assist in better defining those controls.

“Drilling continues on the Gabriela silver-gold vein and significant results from a number of holes will be released following validation and compilation. Exploration drilling continues to identify numerous veins under cover with encouraging gold results which require more detailed follow-up drilling.

“Following broad spaced discovery drilling at Escondida, and at other major veins such as Esperanza and Gabriela, we now intend to reduce drill spacing so that we can commence resource estimates at year end and expect to release an initial independent 43-101 resource estimate for Cerro Moro in Q2, next year.

“We will concurrently scope the project and expect to be able to release a Scoping Study in the second half of 2009 with the intention to fast track project development. I believe that we can continue to expand the resource base and that a plant can be constructed so that it can be readily expanded as resources expand”.

To view and enlarge the above map please click on it.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 1.0 g/t gold cut-off grade, with no cutting of high grades. Reverse circulation drill samples are collected using a cyclone in one metre intervals; most samples are then composited into three metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples for MD373 were prepared and assayed by the screen fire assay method at the ACME Analytical Laboratories Limited in Mendoza, Argentina; the remaining drill holes presented in this release were prepared at the ALS Chemex preparation facility in Mendoza, Argentina and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, all ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

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Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has $28 million in its treasury.

The Company has secured rigs for a planned +30,000 m (100,000 ft) drilling program on its Caspiche Gold-Copper Project in Chile (option over 100%), expectedto commencein October 2008 and conclude in May 2009 as weather permits. The project is located between the Refugio mine (Kinross Gold Corp) and the giant Cerro Casale gold-copper project (Barrick Gold Corp and Kinross Gold Corp). We expect to be able to report resources for Caspiche in Q3 next year following the conclusion of drilling in Q2 in 2009.

The Cerro Moro Gold-Silver Project (100% owned by Exeter) in Santa Cruz Province, Argentina, is generating high grade to 'bonanza grade' drilling results within an extensive epithermal vein system. We are currently working through a large back-log of samples being assayed, which we expect to clear over the next month. Important results will be released as they are received. Drilling is continuing with three drill rigs with our focus being to establish a high grade gold-silver resource in Q2 of 2009.

As a result of anti-mining legislation passed in 2007 in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of the legislation, which has the effect of banning conventional gold mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

The Company has a broad foothold in the Patagonia region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, exploration results, timing and establishment of resources and potential production from its properties. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Report for the financial year ended December 31, 2007, dated March 28, 2008 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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